EXHIBIT 10.17

MANAGEMENT
RESOURCE
GROUP, INC.



July 22, 1996



Mr. Ray Monteleone
President
First American Railways, Inc.
3965 North 32nd Terrace
Hollywood, FL  33021

Dear Ray:

We are pleased to have this opportunity to present a proposal for assisting you in conducting a study that will facilitate the final definition of various key product attributes of the Florida Fun Train.

Based on the discussions during our July 11 and July 16 meetings, the following outlines our suggestions of how MRG might help you with this project.

THE SITUATION

First American Railways Inc. (FAR) will provide privately owned and operated train service between South Florida (Fort Lauderdale or Palm Beach) and Central Florida (Orlando) with a product branded as the Florida Fun Train (FFT). The FFT, which will operate in each direction on a daily basis, will be much more than just a mode of transportation, as it will provide a variety of dining and entertainment options for passengers of all ages.

It is planned that the FFT will begin full service on October 1, 1997. FAR expects to receive some cars of the train in June 1997 for use in advance promotion.

Subject to the results of the project for which this proposal has been prepared, it is intended that the train set will consist of 8 glass domed coaches with passenger seating, plus four bi-level gallery cars dedicated to entertainment facilities and one car for power and baggage storage.


19495 Biscayne Boulevard
Suite 801
Aventura, Florida  33180

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Mr. Ray Monteleone
July 22, 1996
Page 2

One of the eight coaches has already been constructed in a configuration that includes seating for 72 passengers at 4 top tables, plus a small galley for food preparation. The car also has an outdoor platform which occupies the space that might have otherwise been devoted to 8 seats. At least four or five additional coaches will be built to this same design. Total coach seating will accommodate approximately 576 passengers.

The basic design for two of the entertainment cars has essentially been established. One of these cars will be devoted to various types of video games. The second car will consist of a lounge with bar, dance floor, and bandstand.

By October 1, the basic design of the last 2 entertainment cars must be defined. By November 1, the basic design of the last 2 or 3 passenger coaches must be decided.

It is currently anticipated that the design of the last 2 entertainment cars will include 1 car for live entertainment (and perhaps movies) with theater style seating. The last entertainment car is currently anticipated to be a combination lounge and logo merchandise shop.

The design of the last 2 or 3 passenger coaches will be primarily dependent upon a decision of whether to offer more than one class of service.

FAR currently anticipates that the duration of the train trip will be 4 hours and 40 minutes. Its financial projections anticipate a minimum one-way fare of $55 plus $15 to $20 per passenger in onboard revenue.

While FAR management recognizes that the Florida Fun Train is essentially a mode of transportation that will be one of several options available to its potential customers, it is believed that quality dining and entertainment facilities are key to the appeal and attractiveness of the Florida Fun Train and to customer satisfaction. The dining and entertainment options will also be important factors in generating the onboard revenue required for profitability.

THE PROJECT/ASSIGNMENT

The primary objective of this project is to finalize the definition of various key product attributes of the FFT, including pricing. To accomplish this, we believe that it is important to first establish an understanding of the market segments that will be most

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Mr. Ray Monteleone
July 22, 1996
Page 3

receptive to using the FFT and to understand how they might weigh the FFT against other options available to them.

We believe this project can be viewed as consisting of three discrete elements, which are reviewed in the work plan description. We understand that our primary liaison for this project will be John VanOrdstrand.

We recognize that time is of the essence, and we anticipate completing our work on a schedule consistent with FAR's timing requirements. To meet our time targets, we will be dependent upon access to FAR's management and, in some cases, their quick approval for actions to be taken.

THE WORK PLAN

We anticipate that the activities in the three key elements of our work plan will include the following:

         1.0 COMPILE/ANALYZE SECONDARY RESEARCH

              1.1 The primary objective of this activity will be to improve our understanding of the composition or market segments of the potential market and the attributes of their current travel patterns (mode of transport, party size, etc.). As part of this analysis, we will try to identify the regional origin of the best prospects and their basic demographic characteristics. As a first step, we would like to receive and review as soon as possible the relevant secondary data that has been compiled by FAR.

              1.2 We will attempt to secure research studies and relevant data from such sources as the State of Florida (transportation and tourism departments), the Miami Convention and Visitors Bureau, the Orlando Visitors Bureau, the Ft. Lauderdale Visitors Bureau, the Palm Beach Visitors Bureau, the appropriate airport authorities, and the successor to the U.S. Travel and Tourism Administration.

              1.3 We will conduct a review of traffic statistics ( to the extent they exist), frequency of service, and costs for alternative modes of transportation including air, scheduled and charter bus service, and car rental.

         2.0 CHANNELS OF DISTRIBUTION RESEARCH

              2.1 The objective of this activity will be to add to our understanding of the potential users of the train and to obtain suggestions regarding key product attributes, services, and pricing from the entities that will ultimately contribute to a large

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Mr. Ray Monteleone
July 22, 1996
Page 4

portion of sales. These entities should be able to provide insight regarding schedules, pricing and commissions, identification of the market segments that will be most receptive to the product, product amenities, class of service, language or other special requirements, and the travel/trip attributes of the key market segments.

         2.2 We anticipate completing telephone interviews with key decision makers in the following entities:

         NATURE OF ENTITY                                  NUMBER OF INTERVIEWS
         ----------------                                  --------------------

         /bullet/  U.S. Package/Tour Wholesalers               5 to 6
         /bullet/  International Package/Tour Wholesalers      12 to 15 (6 to 8
                   (Europe, Latin America,                     countries)
                   and Japan)

         /bullet/  Inbound Reception Operators                 5 to 6
         /bullet/  Day Cruise Lines (not "cruises to           2
                   nowhere")

         /bullet/  Other Cruise Lines                          4-5
         /bullet/  Car Rental Companies                        3
         /bullet/  Time Share Promoters                        3
         /bullet/  Sightseeing Operators                       3

Based on the above, our target is to complete approximately 40 telephone interviews among these various entities. It is expected that FAR will be able to provide names of key contact personnel at some of these organizations.

MRG will also prepare a topic outline/questionnaire which FAR management will use to interview executives of several foreign airlines.

3.0  CONSUMER RESEARCH

We do not have a definite plan for consumer research at this time. We believe that the research plan should reflect the result of our analysis and conclusions derived from 1.0 and 2.0 above.

In principal, we anticipate doing a limited number of focus group studies and following this with quantitative research among the key target market segments that will include domestic and foreign visitors to Florida as well as residents of Central and South Florida.

The objective of this research will be to develop reliable, actionable information that will enable us to facilitate decisions regarding schedules, pricing, classes of service, forms and types

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Mr. Ray Monteleone
July 22, 1996
Page 5

of entertainment, and language or other special requirements. This research will also provide insight regarding decor, preferences for 4 top seating vs. forward facing seating, quiet zones, non-smoking areas, baggage storage requirements, preferred types of electronic games, and entertainment car configuration.

Given their resources and prior work with the Las Vegas Train Project, Elrick and Lavidge is likely to be the best candidate for conducting this research. Once we are able to give them better direction regarding the research requirements, we will obtain for your review and approval a detailed proposal from Elrick and Lavidge. We expect to review and manage their work as well as their analysis and recommendations.

This research should enable us to determine the best mix of product attributes and pricing to maximize the appeal and success of the FFT.

If we receive authorization this week to proceed with the project, we will have approximately 15 weeks to complete the work and meet the FAR timing requirements. The following chart shows the timetable and estimated number of hours of work for completion of the project:

                                       MRG
WEEK         WEEK        WORK PLAN     WORK        DESIGN
NUMBER        OF          ELEMENT      HOURS       DEADLINES
------        --          -------      -----       ---------

 1           7-22           1.0          60
 2            -29
 3           8-5
 4            -12           2.0         155
 5            -19
 6            -26
 7           9-2                                    First 2 entertainment cars
 8            -9
 9            -16           3.0          60
10            -23
11            -30                                   Last 2 entertainment cars
12          10-7
13            -14
14            -21
15            -28                       ___         Last 3 or 4 coach cars
                                        275

Client meetings, report
writing, admin., etc.                    50
                                        ---
                                        325

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Mr. Ray Monteleone
July 22, 1996
Page 6

It should be emphasized that the above timetable is very aggressive and has no cushion built into it. However, MRG is committed to the completion of this project in the prescribed time frame.

We recognize that, during the course of this project, MRG may learn and obtain confidential information. We agree to respect the confidentiality of that information and understand that we are not to disclose any part of it to a third party.

DELIVERABLES

At the conclusion of both elements 1.0 and 2.0 of the work plan, MRG will present a report reviewing and summarizing the data that has been compiled and the conclusions drawn from it. At the conclusion of the third element of the work plan, The Consumer Research, the market research firm will provide a detailed report and analysis of their findings. MRG will collaborate with the research firm in the preparation of this report.

Throughout this project MRG will provide weekly progress reviews to John VanOrdstrand. Approximately every three weeks, MRG will present its recent findings to Ray Monteleone, Al Harper, and other FAR executives.

Upon conclusion of this project, we expect to provide specific recommendations regarding the market segments most likely to use the FFT, approximations to traffic volume including seasonality patterns, the most attractive schedules, appropriate pricing, the best types of entertainment to be offered, and key product attributes such as classes of service, language or other special requirements, seating design, etc.

MRG'S PROJECT TEAM

The two primary members of MRG's project team will be Ron Kurtz, the project director, and Howard Waddell. In addition to Ron's extensive experience in the travel industry and his work on the Marlboro Unlimited train project, both Howard and Ron are currently working together on the feasibility study for the Southern California/Las Vegas train project.

The attachments include personal biographies and a listing of MRG's past industry/client experience. References can be provided upon request.

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Mr. Ray Monteleone
July 22, 1996
Page 7

MRG'S COMPENSATION

For completing the work outlined above, MRG proposes the following budget:

         MRG's Professional Fees                    $  40,000
         MRG's Out of Pocket Expenses                   2,000
                                                      -------
         Sub-total                                  $  42,000
         Consumer Research                      +/- $ 130,000 (fixed cost TBD)

MRG's professional fees will cover all work required to complete elements 1.0 and 2.0 of the work plan. MRG's professional fees will also include managing and directing the work of the firm selected to conduct the consumer research. Based on our experience with the Las Vegas project, we have estimated that the consumer research will involve an expenditure of approximately $130,000. A firm figure can not be established until we are better able to define the research requirements. A comprehensive draft proposal from Elrick & Lavidge will be forthcoming.

The out of pocket expenses, which will be billed at actual cost net of any mark up upon completion of the assignment, will cover typing, copying, communications, and courier services. We have made no provisions for travel expenses or travel time (e.g. to attend focus groups), nor for the possible purchase of secondary research studies or special cross tabulations. Any out of pocket expenses that would result in exceeding the $2,000 estimate shown above will be submitted to FAR in advance for its prior approval.

The MRG fee would be payable in installments of $20,000 upon commencement of the project and final payment upon completion of the project. The research firm will contract directly with FAR, and payments will be made directly to them by FAR.

If this proposal is acceptable to you, as I hope it will be, please indicate your acceptance by signing in the space below and returning a copy to me. Our work can begin upon receipt of the initial payment installment.

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Mr. Ray Monteleone
July 22, 1996
Page 8

Howard and I believe that this will be a very interesting project, and we would welcome the opportunity to work with you and your team.

Sincerely,


/s/ Ron Kurtz
----------------
Ron Kurtz
President


Agreed and Accepted

By:   /s/ RAY MONTELEONE                                      Date: 7/23/96
      ------------------                                      -------------
          Ray Monteleone